      Exhibit A-1


Aggregate Amount of National Grid Securities
Issued Since March 15, 2000 and
Outstanding As of the End of the Reporting Period

Type of Security          GBP          USD

Ordinary Shares, including
   options and warrants     241,080     356,798

Preferred stock     None

Bank debt     1,323,213,788     1,958,356,407

Commercial paper     None

Bond issues - straight     None

Bond issues - convertible     None

Guarantees     None

Total     1,323,454,868     1,958,713,205


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